Exhibit 99.1

Envigado, October 16, 2023

INFORMATION DISCLOSED BY the CASINO group

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company” or “Exito”) informs its shareholders and the market that today Casino Guichard Perrachon (the “Casino Group”) published the following information as a relevant fact:

“Casino Group announces that its Board of Directors approved on Friday, 13 October 2023 the execution of a pre-agreement (“Pre-Agreement”) with Grupo Calleja, which owns the leading grocery retailer group in El Salvador and operates under the Super Selectos brand (the “Buyer”) for the sale of Casino’s total equity interest in Almacenes Éxito S.A. (“Éxito Group”), corresponding to 34.05 % of Éxito Group’s capital stock, in tender offers to be launched by the Buyer in Colombia and in the United States of America for the acquisition of 100% of the outstanding shares of Éxito Group (including shares represented by American Depositary Shares and Brazilian Depositary Receipts), subject to the acquisition of at least 51% of the shares (“TO”).

Grupo Pão de Açucar (“GPA”), a Brazilian subsidiary of Casino, which holds 13.31% of Éxito Group’s shares is also party to the Pre-Agreement and agreed to sell its equity interest in the TO.

The price to be offered in the TO is US$ 1.175 billion for 100% of the outstanding shares, equivalent to 0.9053 USD per share, of which US$ 400 million (corresponding to EUR 380 million on this date1) is for Casino Group’s direct equity interest and US$ 156 million (EUR 148 million) is for GPA’s equity interest. The offer price will be paid by the Buyer in cash.

The price per share will be reduced by any extraordinary distribution of dividends or any other distribution, payment, transfer of assets or similar transaction made by Éxito Group, except for the ordinary dividends, between the date of the Pre-Agreement and the date that the TO documents are filed with the Financial Superintendency of Colombia (“SFC”).

The launching of the TO is subject to SFC’s approval and the necessary filings before the U.S. Securities and Exchange Commission. The TO is expected to close around year end.”

Paris, 16 October, 2023

1 USD/EUR exchange rate of 1.0524 as of 13 October 2023 (ECB)

About Grupo Calleja: Grupo Calleja is the leading food retailer in El Salvador and operates under its banner Super Selectos. With 110 stores and a market share of circa 60%, Super Selectos is one of the largest companies in El Salvador and employs over 12 thousand collaborators in its operations.

While retail is the group’s primary focus, it also has investments in real estate, technology, energy, and other sectors. With over 70 years of experience, Grupo Calleja is committed to growing its business sustainably in the future.

This communication is for informational purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements related to a pre-agreement for the purchase of and the proposed tender offer for shares of Éxito Group. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Casino Group’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the launch and completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Casino Group undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for U.S. Investors

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares or other securities. If and at the time a tender offer is commenced, the Buyer has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Éxito Group will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed with the SEC by the Buyer and Éxito Group, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.